UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

webMethods, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

94768C108
(CUSIP Number)

Jochen Deuse
General Counsel
Software AG
Uhlandstrasse 12
64297 Darmstadt, Germany
Telephone: (011) 49-6151-92-0

Copy to:
Peter Douglas
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2007
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

Page 1 of 12 Pages

CUSIP No. 94768C108	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS SOFTWARE AG I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,520,617[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%[2]
14	TYPE OF REPORTING PERSON (see instructions) CO

1 An aggregate of 3,520,617 shares of webMethods, Inc. (“Issuer”) common stock beneficially owned by Fran Dramis, James P. Gauer, R. James Green, Peter Gyenes, Jerry J. Jasinowski, Jack L. Lewis, Vincent J. Mullarkey, Gene Riechers, William Russell, David Mitchell, Michael Krone, Douglas McNitt, Kristin Weller Muhlner and Kenneth Sexton (each a “Shareholder”, as discussed in Items 3 and 4 below) are subject to a Tender and Support Agreement (the “Tender and Support Agreement”) dated April 4, 2007, among Software AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Software AG”), Software AG, Inc., a Delaware corporation and wholly-owned subsidiary of Software AG (“Software AG USA”), Wizard Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Software AG USA (“Wizard”), and the Shareholders. Software AG, Software AG USA and Wizard expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Tender and Support Agreement. Based on the number of shares of Issuer common stock beneficially owned by the Shareholders as of March 31, 2006 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock beneficially owned by the Shareholders covered by the Tender and Support Agreement represents approximately 5.9% of the outstanding Issuer common stock.

2 Software AG, Software AG USA and Wizard together as a group may be deemed to have shared voting power of 5.9% of the outstanding Issuer common stock. Software AG, Software AG USA and Wizard expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Tender and Support Agreement.

CUSIP No. 94768C108	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS SOFTWARE AG, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 54-0943991
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,520,617[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%[2]
14	TYPE OF REPORTING PERSON (see instructions) CO

1 An aggregate of 3,520,617 shares of webMethods, Inc. (“Issuer”) common stock beneficially owned by Fran Dramis, James P. Gauer, R. James Green, Peter Gyenes, Jerry J. Jasinowski, Jack L. Lewis, Vincent J. Mullarkey, Gene Riechers, William Russell, David Mitchell, Michael Krone, Douglas McNitt, Kristin Weller Muhlner and Kenneth Sexton (each a “Shareholder”, as discussed in Items 3 and 4 below) are subject to a Tender and Support Agreement (the “Tender and Support Agreement”) dated April 4, 2007, among Software AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Software AG”), Software AG, Inc., a Delaware corporation and wholly-owned subsidiary of Software AG (“Software AG USA”), Wizard Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Software AG USA (“Wizard”), and the Shareholders. Software AG, Software AG USA and Wizard expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Tender and Support Agreement. Based on the number of shares of Issuer common stock beneficially owned by the Shareholders as of March 31, 2006 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock beneficially owned by the Shareholders covered by the Tender and Support Agreement represents approximately 5.9% of the outstanding Issuer common stock.

2 Software AG, Software AG USA and Wizard together as a group may be deemed to have shared voting power of 5.9% of the outstanding Issuer common stock. Software AG, Software AG USA and Wizard expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Tender and Support Agreement.

CUSIP No. 94768C108	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS WIZARD ACQUISITION, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 68-0648027
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,520,617[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%[2]
14	TYPE OF REPORTING PERSON (see instructions) CO

1 An aggregate of 3,520,617 shares of webMethods, Inc. (“Issuer”) common stock beneficially owned by Fran Dramis, James P. Gauer, R. James Green, Peter Gyenes, Jerry J. Jasinowski, Jack L. Lewis, Vincent J. Mullarkey, Gene Riechers, William Russell, David Mitchell, Michael Krone, Douglas McNitt, Kristin Weller Muhlner and Kenneth Sexton (each a “Shareholder”, as discussed in Items 3 and 4 below) are subject to a Tender and Support Agreement (the “Tender and Support Agreement”) dated April 4, 2007, among Software AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Software AG”), Software AG, Inc., a Delaware corporation and wholly-owned subsidiary of Software AG (“Software AG USA”), Wizard Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Software AG USA (“Wizard”), and the Shareholders. Software AG, Software AG USA and Wizard expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Tender and Support Agreement. Based on the number of shares of Issuer common stock beneficially owned by the Shareholders as of March 31, 2006 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock beneficially owned by the Shareholders covered by the Tender and Support Agreement represents approximately 5.9% of the outstanding Issuer common stock.

2 Software AG, Software AG USA and Wizard together as a group may be deemed to have shared voting power of 5.9% of the outstanding Issuer common stock. Software AG, Software AG USA and Wizard expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Tender and Support Agreement.

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Shares”), of webMethods, Inc., a Delaware corporation (“Issuer”). The principal executive office of Issuer is located at 3877 Fairfax Ridge Road, South Tower, Fairfax, Virginia 22030.

Item 2. Identity and Background.

     This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Software AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Software AG”), Software AG, Inc., a Delaware corporation and wholly-owned subsidiary of Software AG (“Software AG USA”), and Wizard Acquisition, Inc., a Delaware corporation and wholly-owned direct subsidiary of Software AG USA (“Wizard”). The address of the principal business and principal office of Software AG is Uhlandstrasse 12, 64297 Darmstadt, Germany. The address of the principal business and principal office of Software AG USA and Wizard is 11700 Plaza America Drive, Suite 700, Reston, Virginia 20190. Software AG is a global leader in mission-critical software infrastructure solutions based on open standards. At the forefront of advanced service-oriented architecture, Software AG enables customers to create powerful enterprise applications, especially in heterogeneous IT environments. Software AG’s products help enterprises create flexible business applications and processes, extend the value and life of core systems, manage data effectively across the enterprise, and control and govern their service-oriented architecture.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Software AG, Software AG USA and Wizard is set forth on Schedule A.

     During the last five years, none of Software AG, Software AG USA and Wizard, and to the knowledge of Software AG, Software AG USA and Wizard, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On April 4, 2007, Issuer, Software AG and Wizard, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Wizard will commence a tender offer (the “Offer”) to acquire all of the outstanding Shares for $9.15 per Share, in cash, and, subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement, after consummation of the Offer, Wizard will merge with and into Issuer (the “Merger”), whereupon Wizard’s separate corporate existence will cease and Issuer will continue as the surviving corporation and as an indirect, wholly-owned subsidiary of Software AG.

     As an inducement to enter into the Merger Agreement, and in consideration thereof, Software AG and Wizard entered into a tender and support agreement (the “Tender and Support Agreement”) with each of the directors and executive officers of Issuer, consisting of the following:

    Fran Dramis
    James P. Gauer
    R. James Green
    Peter Gyenes
    Jerry J. Jasinowski
    Jack L. Lewis
    Vincent J. Mullarkey
    Gene Riechers
    William Russell

Page 5 of 12 Pages

    David Mitchell
    Michael Krone
    Douglas McNitt
    Kristin Weller Muhlner
    Kenneth Sexton

(each, a “Shareholder”), dated as of the date of the Merger Agreement. Pursuant to the Tender and Support Agreement, each Shareholder has agreed to tender his or her Shares in the Offer, within five business days after commencement of the Offer, and not to withdraw such tender unless the Offer shall have been terminated in accordance with its terms.

     In addition, pursuant to the Tender and Support Agreement, each Shareholder granted to the officers of Software AG an irrevocable proxy to, at any meeting of the shareholders of Issuer called to vote upon the Merger and the Merger Agreement, and at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such Shareholder of its beneficially held Shares in favor of the adoption by Issuer of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby.

     The proposed transaction is valued at approximately $546 million. Software AG and Wizard expect to fund the consideration payable pursuant to the Offer and the Merger using Software AG’s internally available cash and borrowings from one or more banks.

     Shared voting power with respect to the Shares owned by the Shareholders may be deemed to have been acquired through execution of the Tender and Support Agreement. Software AG, Software AG USA and Wizard have not expended any funds in connection with the execution of the Tender and Support Agreement.

     Schedule B attached hereto contains the names and number of Shares beneficially held by each Shareholder.

     The foregoing descriptions of the Merger Agreement and the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements.

     A copy of the Merger Agreement is attached as Exhibit 1 to this Schedule 13D. A copy of the Tender and Support Agreement is attached as Exhibit 2 to this Schedule 13D.

Item 4. Purpose of Transaction.

     As described in Item 3 above, this statement is being filed in connection with the Tender and Support Agreement among Software AG, Wizard and each of the Shareholders party thereto in connection with the Offer, the Merger and the related Merger Agreement.

     As promptly as practicable after the date of the Merger Agreement, Wizard will commence the Offer to acquire all of the outstanding Shares for $9.15 per Share, in cash. Subject to the satisfaction or waiver of the conditions set forth in the Offer, after consummation of the Offer, Software AG shall cause the Merger to occur. Upon the consummation of the Merger, (i) Issuer will become a wholly-owned subsidiary of Software AG USA and (ii) each Share that has not been purchased pursuant to the Offer will be converted into the right to receive $9.15 in cash, subject to certain exceptions more fully described in the Merger Agreement.

     From and after the effective time of the Merger and pursuant to the Merger Agreement, (i) the directors of Wizard will serve as director of Issuer until one or more successors are duly elected or appointed and qualified in accordance with applicable law, (ii) the officers of Wizard immediately prior to the effective time of the Merger will be the officers of Issuer until successors are duly elected or appointed and qualified in accordance with applicable law, (iii) the certificate of incorporation of the Issuer will be amended at the effective time of the Merger as set forth

Page 6 of 12 Pages

in the Merger Agreement and, as so amended, will be the certificate of incorporation of the Issuer as the surviving corporation and (iv) the bylaws of Wizard in effect immediately prior to the effective time of the Merger will be the bylaws of Issuer.

     Following the Merger, the Shares will no longer be traded on the Nasdaq, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

     Except as set forth in this Statement and in connection with the Merger described above, neither Software AG, Software AG USA nor Wizard has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Tender and Support Agreements, Software AG, Software AG USA and Wizard have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

     As a result of the Tender and Support Agreement, Software AG, Software AG USA and Wizard may be deemed to have the power to vote up to 3,520,617 Shares (of which 2,974,258 Shares represent options to purchase Shares exercisable within 60 days of March 31, 2006) in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Software AG, Software AG USA and Wizard may be deemed to be the beneficial owners of an aggregate of 3,520,617 Shares. All Shares that may be deemed to be beneficially owned by Software AG, Software AG USA and Wizard constitute approximately 5.9% of the issued and outstanding Shares as of March 31, 2006 (as represented by Issuer in the Merger Agreement). An additional 950,805 Shares representing options to purchase Shares not exercisable within 60 days of March 31, 2006 are subject to the Tender and Support Agreement.

     Software AG, Software AG USA and Wizard (i) are not entitled to any rights as a shareholder of Issuer as to the Shares covered by the Tender and Support Agreement, except as otherwise expressly provided in the Tender and Support Agreement and (ii) disclaim all beneficial ownership of such Shares.

     Except as set forth in this Item 5(a), none of Software AG, Software AG USA and Wizard, and, to the knowledge of Software AG, Software AG USA and Wizard, any persons named in Schedule A hereto beneficially owns any Shares.

     (c) Except for the agreements described above, to the knowledge of Software AG, Software AG USA and Wizard, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

     (d) To the knowledge of Software AG, Software AG USA and Wizard, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except for the agreements described above, to the knowledge of Software AG, Software AG USA and Wizard, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Page 7 of 12 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Agreement and Plan of Merger, dated April 4, 2007, among Software AG, Wizard Acquisition, Inc., and webMethods, Inc. (incorporated by reference to Exhibit 2.1 to webMethods, Inc.’s Form 8-K filed on April 6, 2007)

Exhibit 2

Tender and Support Agreement, dated April 4, 2007, among Software AG, Wizard Acquisition Inc., and each Shareholder party thereto (incorporated by reference to Exhibit 2.2 to webMethods, Inc.’s Form 8-K filed on April 6, 2007)

Page 8 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2006

SOFTWARE AG

By:	/s/ Jochen Deuse

Jochen Deuse
General Counsel

SOFTWARE AG, INC.

By:	/s/ Katherine E. Butler

Katherine E. Butler
Secretary

WIZARD ACQUISITION, INC.

By:	/s/ Jochen Deuse

Jochen Deuse
President

Page 9 of 12 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SOFTWARE AG, SOFTWARE AG, INC.
AND WIZARD ACQUISITION, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Software AG (“Software AG”), are set forth below. If no business address is given, the director’s or executive officer’s business address is Uhlandstrasse 12, 64297 Darmstadt, Germany. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Software AG. All of the persons listed below are citizens of Germany, other than David Broadbent and Mark Edwards, who are citizens of Great Britain.

Name	Present Principal Occupation Including Name and Address of Employer

Supervisory Board Members (Directors)
Frank R. Beelitz	Chairman of the Supervisory Board, Independent investment banker
Bockenheimer Landstrasse 66, 60323 Frankfurt am Main, Frankfurt
Karl Heinz Achinger	Independent management consultant
Graf-Toerring-Strasse 43, 82229 Seefeld-Hechendorf, Germany
Dr. Ing. Andreas Bereczky	Executive Vice President of Production and Technology of ZDF
ZDF-Strasse 1, 55100 Mainz, Germany
Justus Mische	Retired
Monika Neumann	Chairman of the General Works Council for Software AG’s subsidiary SAG Systemhaus GmbH. Elsenheimer Strasse 11, 80687 Muenchen, Germany
Reinhard Springer	Manager, Global Information Services

Name	Present Principal Occupation Including Name and Address of Employer

Executive Board Members (Executive Officers)
Karl-Heinz Streibich Arnd Zinnhardt David Broadbent Mark Edwards Peter Kürpick Alfred Pfaff

Chief Executive Officer and Chairman of the Executive Board
Chief Financial Officer and Member of the Executive Board
Member of the Executive Board
Member of the Executive Board
Member of the Executive Board
Member of the Executive Board

Page 10 of 12 Pages

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Software AG, Inc. (“Software AG USA”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 11700 Plaza America Drive, Suite 700, Reston, Virginia 20190. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Software AG USA. Mark Edwards and Mark Cairns are citizens of the United Kingdom, Arnd Zinnhardt is a citizen of Germany, and Katherine Butler and Dean Mericka are citizens of the United States.

Name	Present Principal Occupation Including Name and Address of Employer

Directors
Arnd Zinnhardt	Chief Financial Officer and Member of the Executive Board of Software AG
Mark Edwards Mark Cairns	Member of the Executive Board of Software AG Group Finance Controller

Name	Present Principal Occupation Including Name and Address of Employer

Executive Officers (Who Are Not Directors)
Katherine E. Butler Dean Mericka	Senior Vice President and Secretary Senior Vice President of Sales and Marketing

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Wizard Acquisition, Inc. (“Wizard”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 11700 Plaza America Drive, Suite 700, Reston, Virginia 20190. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Wizard. Except as otherwise indicated below, all of the persons listed below are citizens of Germany. Jochen Deuse and Karl-Heinz Streibich are citizens of Germany, and Katherine Butler is a citizen of the United States.

Name	Present Principal Occupation Including Name and Address of Employer

Directors
Jochen Deuse	President
Katherine E. Butler	Vice President and Secretary

Name	Present Principal Occupation Including Name and Address of Employer

Executive Officers (Who Are Not Directors)
Karl-Heinz Streibich	Chief Executive Officer

Page 11 of 12 Pages

SCHEDULE B

Stockholder	Shares Beneficially Owned	Shares issuable upon the exercise of outstanding options exercisable within 60 days of March 31, 2006

Fran Dramis	0	10,731
James P. Gauer	45,128	115,188
R. James Green	299,855	115,188
Peter Gyenes	2,000	22,146
Jerry J. Jasinowski	600	115,188
Jack L. Lewis	45,082	69,198
Vincent J. Mullarkey	0	55,542
Gene Riechers	30,125	115,188
William Russell	0	167,688
David Mitchell	12,627	990,003
Michael Krone	0	2,624
Douglas McNitt	26,634	720,651
Kristin Weller Muhlner	34,308	474,923
Kenneth Sexton	50,000	0

Page 12 of 12 Pages